SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13D-102)

INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 39)

V.F. Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

918204108 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 918204108	Page 1 of 11 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons The PNC Financial Services Group, Inc. 25-1435979
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power 233,559 6) Shared Voting Power 21,846,803* * See the response to Item 4. 7) Sole Dispositive Power 182,008 8) Shared Dispositive Power 21,891,353* * See the response to Item 4.

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 22,080,362
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions	☐
11)	Percent of Class Represented by Amount in Row (9) 19.86
12)	Type of Reporting Person (See Instructions) HC

CUSIP No. 918204108	Page 2 of 11 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bancorp, Inc. 51-0326854
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power 233,559 6) Shared Voting Power 21,846,803* * See the response to Item 4. 7) Sole Dispositive Power 182,008 8) Shared Dispositive Power 21,891,353* * See the response to Item 4.

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 22,080,362
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions	☐
11)	Percent of Class Represented by Amount in Row (9) 19.86
12)	Type of Reporting Person (See Instructions) HC

CUSIP No. 918204108	Page 3 of 11 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bank, National Association 22-1146430
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power 66,609 6) Shared Voting Power 21,846,803* * See the response to Item 4. 7) Sole Dispositive Power 15,058 8) Shared Dispositive Power 21,891,353* * See the response to Item 4.

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 21,913,412
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions	☐
11)	Percent of Class Represented by Amount in Row (9) 19.71
12)	Type of Reporting Person (See Instructions) BK

CUSIP No. 918204108	Page 4 of 11 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons BlackRock Advisors, Inc. 23-2784752
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power 166,950 6) Shared Voting Power -0- 7) Sole Dispositive Power 166,950 8) Shared Dispositive Power -0-

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 166,950
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions	☐
11)	Percent of Class Represented by Amount in Row (9) 0.15
12)	Type of Reporting Person (See Instructions) IA

CUSIP No. 918204108	Page 5 of 11 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons BlackRock Capital Management, Inc. 51-0395386
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power 625 6) Shared Voting Power -0- 7) Sole Dispositive Power 625 8) Shared Dispositive Power -0-

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 625
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions	☐
11)	Percent of Class Represented by Amount in Row (9) Less than 0.01
12)	Type of Reporting Person (See Instructions) IA

CUSIP No. 918204108	Page 6 of 11 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons BlackRock Financial Management, Inc. 13-3806691
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power 9,200 6) Shared Voting Power -0- 7) Sole Dispositive Power 9,200 8) Shared Dispositive Power -0-

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 9,200
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions	☐
11)	Percent of Class Represented by Amount in Row (9) Less than 0.01
12)	Type of Reporting Person (See Instructions) IA

Page 7 of 11 Pages

ITEM 2	(a) -

NAME OF PERSON FILING:

The PNC Financial Services Group, Inc.; PNC Bancorp, Inc.; PNC Bank, National

Association; BlackRock Advisors, Inc.; BlackRock Capital Management, Inc.;

BlackRock Financial Management, Inc.

ITEM 2	(b) -

ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The PNC Financial Services Group, Inc. - One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707

PNC Bancorp, Inc. - 300 Delaware Avenue, Suite 304, Wilmington, DE 19801

PNC Bank, National Association - One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707

BlackRock Advisors, Inc. - 100 Bellevue Parkway, Wilmington, DE 19809

BlackRock Capital Management, Inc. - 100 Bellevue Parkway, Wilmington, DE 19809

BlackRock Financial Management, Inc. - 100 Bellevue Parkway, Wilmington, DE 19809

ITEM 2	(c) -

CITIZENSHIP:

The PNC Financial Services Group, Inc. - Pennsylvania

PNC Bancorp, Inc. - Delaware

PNC Bank, National Association - United States

BlackRock Advisors, Inc. - Delaware

BlackRock Capital Management, Inc. - Delaware

BlackRock Financial Management, Inc. - Delaware

ITEM 3 -	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☒	Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐	Investment Company registered under Section 8 of the Investment Company Act;

	(e)	☒	An Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☒	A Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	Group, in accordance with Rule 13d(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Page 8 of 11 Pages

ITEM 4 -	OWNERSHIP:

The following information is as of December 31, 2005:

(a) Amount Beneficially Owned: 22,080,362 shares

(b) Percent of Class: 19.86

(c) Number of shares to which such person has:

(i) sole power to vote or to direct the vote 233,559

(ii) shared power to vote or to direct the vote 21,846,803*

(iii) sole power to dispose or to direct the disposition of 182,008

(iv) shared power to dispose or to direct the disposition of 21,891,353*

* PNC Bank, National Association serves as co-trustee with M. Rust Sharp and Ursula F. Fairbairn and shares with them voting power and dispositive power with respect to 21,846,803 shares.

ITEM 7 -	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Included are the following subsidiaries of The PNC Financial Services Group, Inc. - HC:

PNC Bancorp, Inc. - HC (wholly owned subsidiary of The PNC Financial Services Group, Inc.)

PNC Bank, National Association - BK (wholly owned subsidiary of PNC Bancorp, Inc.)

BlackRock Advisors, Inc. - IA (indirect subsidiary of PNC Bancorp, Inc.)

BlackRock Capital Management, Inc. - IA (indirect subsidiary of BlackRock Advisors, Inc.)

BlackRock Financial Management, Inc. - IA (indirect subsidiary of BlackRock Advisors, Inc.)

ITEM 10 -	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2005		February 10, 2005
Date		Date

By:	/s/ Joan L. Gulley	By:	/s/ Robert S. Kapito
Signature - The PNC Financial Services Group, Inc.		Signature - BlackRock Advisors, Inc.

Joan L. Gulley, Vice President		Robert S. Kapito, Vice Chairman
Name & Title		Name & Title

February 10, 2005		February 10, 2005
Date		Date

By:	/s/ Maria C. Schaffer	By:	/s/ Robert S. Kapito
Signature - PNC Bancorp, Inc.		Signature - BlackRock Capital Management, Inc.

Maria C. Schaffer, Executive Vice President		Robert S. Kapito, Vice Chairman
Name & Title		Name & Title

February 10, 2005		February 10, 2005
Date		Date

By:	/s/ Joan L. Gulley	By:	/s/ Robert S. Kapito
Signature - PNC Bank, National Association		Signature - BlackRock Financial Management, Inc.

Joan L. Gulley, Executive Vice President		Robert S. Kapito, Vice Chairman
Name & Title		Name & Title

Page 10 of 11 Pages

AN AGREEMENT TO FILE A JOINT STATEMENT FOR

THE PNC FINANCIAL SERVICES GROUP, INC.,

PNC BANCORP, INC. AND PNC BANK, NATIONAL ASSOCIATION

WAS PREVIOUSLY FILED AS EXHIBIT A TO AMENDMENT NO. 17

AN AGREEMENT TO FILE A JOINT STATEMENT FOR

BLACKROCK ADVISORS, INC. AND BLACKROCK CAPITAL MANAGEMENT, INC.,

WAS PREVIOUSLY FILED AS EXHIBIT A TO AMENDMENT NO. 36

Page 11 of 11 Pages

EXHIBIT A

AGREEMENT

February 10, 2006

The undersigned hereby agrees to file a joint statement on Schedule 13G under the Securities and Exchange Act of 1934, as amended (the “Act”) in connection with its beneficial ownership of common stock issued by V.F. Corporation.

The undersigned states that it is entitled to individually use Schedule 13G pursuant to Rule 13d-1(c) of the Act.

The undersigned is responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning the entity contained therein but is not responsible for the completeness or accuracy of the information concerning the other joint filiers.

This Agreement applies to any amendments to Schedule 13G.

BLACKROCK FINANCIAL MANAGEMENT, INC.

BY:	/s/ Robert S. Kapito
Robert S. Kapito, Vice Chairman